UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On September 1, 2023, Mr. Cameron Shaw resigned as a director of the board (the “Board”) and the Chief Operating Officer (“COO”) of Virax Biolabs Group Limited. Mr. Shaw’s resignation was effective immediately. There was no disagreement between Mr. Shaw and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in their resignation.

On the same date, the Board appointed Dr. Nigel McCracken as the COO, effective immediately. The Board also appointed Mr. Mark Ternouth, our current Chief Technical Officer, as a director of the Board replacing Mr. Shaw, effectively immediately.

The biography for Mr. McCracken are set forth below:

Nigel McCracken has been our COO since September 1, 2023. Prior to joining the Company, from March 2021 to August 2023, Dr. McCracken served as the Chief Scientific Officer of BerGenBio AsA (OTC: BRRGF, LSE: 0RU5 and GR: 7BG), a biopharmaceutical company. From May 2019 to March 2021, Dr. McCracken served as the Chief Operating Officer of NuCana PLC (Nasdaq: NCNA and GR: N04A), a biopharmaceutical company. From September 2014 to April 2019, Dr. McCracken served as the vice president of translational medicine and an executive board member of Debiopharm International SA, a biopharmaceutical company. Dr. McCracken obtained a Master’s degree in Clinical Pharmacology, a Doctor of Philosophy degree in Biochemical Toxicology from Newcastle University, and a Bachelor of Science degree in Biochemistry and Pharmacology from the University of Strathclyde, in 2015, 1991 and 1988, respectively. We believe Dr. McCracken’s extensive experience qualifies him to serve as our COO.

Dr. McCracken has no family relationships with any of the executive officers or directors of the Company. The Company entered into an employment agreement with Dr. McCracken, which will become effective September 1, 2023 (the “Employment Agreement”). There have been no transactions to which the Company was or is to be a party, in which Dr. McCracken had, or will have, a direct or indirect material interest.

The Employment Agreement, which is filed herewith as Exhibit 10.1, should be reviewed in its entirety for additional information.

In addition, on September 1, 2023, Virax Biolabs Group Limited issued a press release announcing the appointment of Dr. Nigel McCracken as the Company’s Chief Operating Officer.

A copy of the press release dated September 1, 2023 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

10.1	Employment Agreement by and between Nigel McCracken and the Company
99.1	Press Release dated September 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	September 1, 2023	By:	/s/ James Foster
James Foster, Chief Executive Officer